Exhibit 99.1

April 28, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

In compliance with the provisions set forth by the Argentine National Securities Commission, we write to inform you that the Ordinary and Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on April 27, 2021, at 11:15 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was held via Microsoft Teams videoconferencing technology and was attended by 37 shareholders (the “Shareholders”), of which four were present in person and 33 were represented by proxy. The Shareholders represented 281,221,650 class “A” ordinary shares, with each share entitled to five votes (which represented both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes), and 870,818,170 class “B” ordinary shares, with each share entitled to one vote (which represented a capital stock value of 870,818,170 pesos), resulting in a quorum of 78.12%.

The Meeting was held in accordance with the requirements established by the Argentine Securities Exchange Commission’s general resolution 830/2020. Additionally, the Meeting was attended by Ms. Marina Benavides of the Argentine Securities Exchange Commission and Mr. Ariel Schmutz of the Buenos Aires Stock Exchange.

Pursuant to the requirements of section 4, chapter II, Title II of the rules of the Argentine National Securities Commission, a summary of the resolutions adopted with respect to each item of the agenda of the Meeting (the “Agenda”) is provided below:

FIRST ITEM OF THE AGENDA: “Consideration for the holding of the Meeting via use of videoconferencing technology. Appointment of two shareholders to sign the minutes.”

Prior to appointing shareholders to sign the minutes of the Meeting, the Company authorized and approved that the Meeting be conducted remotely, via use of certain Microsoft Teams videoconferencing technology. The Shareholders subsequently approved that Mr. Facundo Sarrabayrouse and Mr. Juan Manual Sarrabayrouse, as Shareholders of the Company, and the shareholder representative of Anses, Paula Evangelina Amor, be authorized to sign the minutes of the Meeting on a voluntary basis thereafter.

SECOND ITEM OF THE AGENDA: “Examination of the business affairs of Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”) and the positions to be adopted by the Company regarding the issues to be resolved at Banco Galicia’s next shareholders’ meeting.”

The Shareholders approved the relevant agent of the Company to vote at the next shareholders’ meeting of Banco Galicia, to be held on April 27, 2021 at 16:00 hrs., in favor of (i) the proposals made by the board of directors of Banco Galicia pertaining to items 1, 2, 3, 5, 6, 7, 10, 11, 12 and 13 of the relevant agenda; (ii) the approval of the performance of the board of directors and the supervisory syndics’ committee of

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Banco Galicia pursuant to item 4 of the relevant agenda; (iii) with regard to item 8 of the relevant agenda, the establishment of the number of regular directors of Banco Galicia to be equal to seven (7) such directors and the number of alternate directors of Banco Galicia to be equal to three (3) such directors; (iv) the reelection of Mr. Gastón Bourdieu and the election of Mr. Miguel Ángel Peña, each to serve as regular directors of Banco Galicia for a three (3)-year period (for the avoidance of doubt, the rest of the regular and alternate directors of Banco Galicia shall remain in place); (v) with regard to item 9 of the relevant agenda, the reelection of Mr. José Luis Gentile, Mr. Omar Severini and Mr. Antonio R. Garcés as regular syndics and the reelection of Mr. Fernando Noetinger and Mr. Miguel N. Armando and the election of María Matilde Hoenig as alternate syndics, with each of the foregoing individuals being so elected for one-year terms.

THIRD ITEM OF THE AGENDA: “Examination of the financial statement, income statement and other documents, as set forth by Section 234, subsection 1 of the Argentine General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 22nd fiscal year that ended on December 31, 2020.”

The documents under discussion and referenced above were approved by the Shareholders.

FOURTH ITEM OF THE AGENDA: “Treatment to be given to the fiscal year’s results. Absorption of certain negative results generated by the application of applicable accounting inflation adjustment methods. Cash dividend distribution for an amount that, adjusted for inflation as required pursuant to Resolution 777/2018 of the Argentine Securities Exchange Commission, equals approximately Ps. 1,500,000,000 (to be made through a partial reduction of the Discretionary Reserve for future Dividends´ Distribution).”

Pursuant to Article 3, subsection (b) - Chapter III of the Title of the Periodic Informative Regime of the Argentine National Securities Commission Rules, the Company exercised its right to, ad referendum of an ordinary annual shareholders’ meeting, enable the absorption of certain negative unallocated results arising on the applicable transition date as a consequence of any required applicable inflation adjustment.

The negative balance of the unallocated results as of the end of the 2020 fiscal year amounted to Ps. 18,094,308,018.68., which, restated as of March 31, 2021 by applying the applicable index of consumer prices, published on April 15, 2021, amounts to Ps. 20,438,050,926.84.

The Shareholders approved (i) the absorption made in accordance with the Argentine National Securities Commission Rules discussed immediately above; (ii) the absorption of the negative balance of the unallocated results through that certain special reserve first time NIIF application, in an amount equal to Ps. 5,922,090,251.33, with the remaining amount of Ps. 12,172,217,767.35 being absorbed through the discretionary reserve to develop new business and support subsidiaries. For the avoidance of doubt, the inflation adjusted amounts equate approximately to Ps. 6,689,174,409.16 and Ps. 13,748,876,517.68, respectively.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

The Shareholders also approved of a cash dividend distribution in an amount that, adjusted for inflation in the Argentine Securities Exchange Commission Rules, equals approximately Ps. 1,500,000,000, which is to be made through the partial reduction of the discretionary reserve for future dividend distributions. The distribution represents 101.716148689917% of 1,474,692,091 class “A” and “B” ordinary shares of the Company.

FIFTH ITEM OF THE AGENDA: “Approval of the Company’s board of directors and supervisory syndics committee’s performances.”

The Shareholders approved the performances of the Company’s board of directors and supervisory syndics’ committee.

SIXTH ITEM OF THE AGENDA: “Supervisory syndics committee’s compensation.”

The Shareholders approved the fixing of the compensation for the supervisory syndics’ committee for the 2020 fiscal year in the amount of Ps. 1,529,826.00.

SEVENTH ITEM OF THE AGENDA: “Consideration of the Company’s board of directors’ compensation, in accordance with the provisions of Article 5 of Chapter III, Section I, of the regulations set forth by the Argentine Securities Exchange Commission, and Article 261, 4th paragraph, of the Argentine General Companies Law, in the amount of Ps. 185,437,619.75 for the 2020 fiscal year, which, despite realizing profits of Ps. 25,328,777,439.20, results in a computable loss to the Company as a result of the application of certain applicable inflation adjustment regulations.”

The Shareholders approved that, for the relevant fiscal year under analysis, the directors of the Company may receive compensation in an amount of up to Ps. 185,437,619.75.

EIGHTH ITEM OF THE AGENDA: “Granting of authorization to the Company’s board of directors to make advance payments of directors fees during the fiscal year that started on January 1, 2021, ad-referendum of the shareholders’ meeting considering the documentation corresponding to such fiscal year.”

The Shareholders authorized the Company’s board of directors to make payments in advance on account of fees incurred by directors, ad referendum of the decision made at the shareholders’ meeting considering the documentation corresponding to the fiscal year that started on January 1, 2021.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

NINTH ITEM OF THE AGENDA: “Election of three regular syndics and three alternate syndics for one-year terms of office.”

The Shareholders approved the reelection of the public accountants, José Luis Gentile, Omar Severini and Antonio Roberto Garcés, as regular syndics, and the reelection of the lawyers, Fernando Noetinger and Miguel Norberto Armando, as well as the election of the lawyer, María Matilde Hoenig, as alternate syndics, with each of the foregoing individuals to serve a one (1)-year term of office.

TENTH ITEM OF THE AGENDA: “Determination of the number of regular and alternate directors until reaching the number of directors determined by the Meeting.”

The Shareholders approved the fixing of the number of regular directors of the Company at nine (9) and the number of alternate directors of the Company at six (6). The Shareholders further authorized (i) the acceptance of the resignations of Mr. Daniel A. Llambías and Pedro A. Richards, both as regular directors of the Company; (ii) the reelection of Ms. Claudia R. Estecho and Mr. Miguel Maxwell as regular directors of the Company, each for three (3)-year terms, and the election of Mr. Sebastián Gutierrez Maxwell as a regular director, for a three (3)-year term, the election Mr. Tomas Braun as regular director, for a two (2)-year term, and the election of Mr. Alejandro Asrin as a regular director, for a one (1)-year term; (iii) the reelection of Mr. Sergio Grinencto and Mr. Alejandro M. Rojas Lagarde as alternate directors, each for three (3)-year terms, and the election Mr. Daniel A Llambías and Mr. Pedro A. Richards as alternate directors, each for two (2)-year terms. For the avoidance of doubt, the rest of the regular and alternate directors of Banco Galicia shall remain in place.

ELEVENTH ITEM OF THE AGENDA: “Compensation of the independent accountant certifying the financial statements of the Company for the 2020 fiscal year.”

The Shareholders approved that the compensation for the accountant who certified the financial statements of the Company for the 2020 fiscal year be fixed at Ps. 6,107,631.34.

TWELFTH ITEM OF THE AGENDA: “Appointment of the independent accountant and alternate accountant to certify the financial statements of the Company for fiscal year 2021.”

The Shareholders approved the appointment of Sebastián Morazzo and Carlos Martín Barbafina as independent accountant and alternate accountant, respectively, of the Company. Both accountants are from Price Waterhouse & Co. S.R.L.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

THIRTEENTH ITEM OF THE AGENDA: “Modification of articles 20 and 23 of the Company’s bylaws.”

The Shareholders approved the amendment of articles 20 and 23 of the Company’s bylaws, which incorporate the option of holding certain meetings using videoconferencing technology.

FOURTEENTH ITEM OF THE AGENDA: “Approval of the Company’s bylaws, as amended.”

The Shareholders approved of the amended version of the Company’s bylaws.

Yours sincerely,

A. Enrique Pedemonte

Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern in all respects, including with respect to matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com